UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 X

Pre-Effective Amendment No.

___1___

 X

Post-Effective Amendment No.

_______

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

 X

Amendment No.   ___1___

(Check appropriate box or boxes.)

THE DMS FUNDS

(Exact name of Registrant as specified in charter)

2619 LEISCZ’S BRIDGE ROAD, SUITE 200 LEESPORT, PA

19533

(Address of Principal Executive offices)

(Zip Code)

Registrant’s Telephone Number, Including Area Code

484 671-2520

TIMOTHY F. DEMERS, STEVENS & LEE, 111 N. 6TH STREET, P.O. BOX 679, READING, PA 19603-0679

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate box)

Immediately upon filing pursuant to paragraph (b)

on (date) pursuant to paragraph (b)

60 days after filing pursuant to paragraph (a)(1)

on (date) pursuant to paragraph (a)(1)

75 days after filing pursuant to paragraph (1)(2)

on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

In accordance with SEC Rule 473(a), the Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

SIGNATURES

Pursuant to the requirements of the Investment Company Act, the Fund has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Reading, and State of Pennsylvania, on the 23rdday of May, 2012.

The DMS Funds

By: __ss /Peter S. Kohli/_____

Trustee, Chairman & CEO

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on May 23, 2012 in the capacities indicated.

__ss /Peter S. Kohli________

Trustee, Chairman & CEO

(principal executive officer)

ss /Christopher M. Farah

Chief Financial Officer

(principal financial and accounting officer)